Exhibit 99.1

Valens Semiconductor to Present its Award-Winning High-Performance Connectivity Solutions at CES 2024

Valens Semiconductor will showcase in-vehicle connectivity innovations for the automotive market, including a head-to-head EMC shootout against the competition; the company will also display its new award-winning USB3.2 extension for the videoconferencing, industrial and medical imaging markets

HOD HASHARON, Israel, January 8, 2024 - Valens Semiconductor (NYSE: VLN), a leader in high-performance connectivity, today announced that it will showcase how its MIPI A-PHY compliant VA7000 chipset series outperforms industry benchmarks in a variety of parameters, opening the door for innovations in ADAS and autonomous driving. The company will display live demonstrations of the high-performance connectivity solution that will spotlight key benefits of the chipset series, including:

●	Resilient & flawless EMC performance – A head-to-head EMC shootout against a competing proprietary solution, highlighting the pressing issue of EMC as OEMs integrate systems that require higher bandwidth than ever before.

●	The longest reach in automotive – Extension of an 8MP camera for 40 meters over Coax cabling, far surpassing the current industry benchmark of only 15 meters and demonstrating the flexibility, scalability, and EMC robustness of A-PHY.

●	Low-level sensor fusion – Featuring the centralized processing of raw data from cameras, radars, and LiDARs for unparalleled perception, enabled by A-PHY’s advanced time synchronization and fast Serial Peripheral Interface (SPI) control capabilities.

●	The vast MIPI A-PHY ecosystem – An extensive exhibit of more than twenty MIPI A-PHY-compliant products from leading automotive Tier 1s and Tier 2s.

Valens Semiconductor will also feature its VS6320 chipset, the first-to-market single-chip solution for professional-grade extension of USB3.2, recognized as a CES® 2024 Innovation Awards Honoree in the Embedded Technologies category for outstanding design and engineering. The VS6320 is a high-performance and efficient long-distance single-chip USB3.2 extension solution for up to 100 meters/328 feet, addressing a critical need in the global videoconferencing, information technology (IT), industrial and medical markets.

Valens Semiconductor’s high-performance connectivity technology will be showcased at LVCC West Hall #W317.

“We’ve been telling the industry that our chips are the most resilient on the market, but for the first time, at CES 2024, everyone will be able to see the comparison for themselves,” said Gideon Ben Zvi, CEO of Valens Semiconductor. “We’re thrilled to see that the automotive ecosystem is moving past proprietary analog-based technology to MIPI’s digital standard of the future. I, and the rest of the Valens Semiconductor team, look forward to welcoming visitors to our booth to learn about our latest innovative solutions.”

Select quotes from our MIPI A-PHY partners whose products will be on display at the Valens Semiconductor booth:

Kenji Onishi, Deputy Senior General Manager, Automotive Business Division, Sony Semiconductor Solutions Corporation: “Demand for image sensors that propel connectivity and support the development of more advanced automotive camera systems is on the rise. Furthermore, interoperability between multiple vendor offerings is necessary for the success of any standard. As market leaders, it is highly important for Sony Semiconductor Solutions to introduce cutting-edge technology into our image sensors, and MIPI A-PHY serializer integration delivers significant cost and performance benefits for our automotive customers.”

Sam Qin, Vice General Manager at Shanghai G-Pulse Electronics Technology, a wholly owned subsidiary of Intron Technology Holdings: “At G-Pulse, our mission is to foster the development of the automotive industry in China with cutting-edge offerings. We are highly impressed by Valens Semiconductor’s VA7000 MIPI A-PHY compliant chipsets, which address the increasing requirements for safer and automated driving. Specifically, Valens Semiconductor’s high-performance connectivity solution will boost a new paradigm of radar and camera sensor fusion.”

Bill Pu, Co-Founder and President of Leopard Imaging: “We recently partnered with leading sensor vendors on MIPI A-PHY camera modules, as they were impressed by the unprecedented reach, flawless EMC immunity and noise tolerance provided. These benefits coupled with high bandwidth, are poised to open the door for new applications and industries. We are already seeing interest from our partners for A-PHY, and we expect long-term demand to build up for machine vision-based industries.”

Katsunori Nogami, Senior Executive Officer and CTO at Nippon Chemi-Con: “Nippon Chemi-Con foresees growing demand for the MIPI A-PHY standard as the foundation for robust high-resolution ADAS systems. That is why we realized the great importance in embedding Valens’ VA7000’s A-PHY compliant chipsets in our new camera modules, towards adoption by our leading automotive customers.”

Please join Valens Semiconductor at CES 2024 (LVCC, West Hall, #W317, January 9 –12, 2024) to learn more about our latest innovations. Contact us here to schedule a meeting.

About Valens Semiconductor

Valens Semiconductor is a leader in high-performance connectivity, enabling customers to transform the digital experiences of people worldwide. Valens’ chipsets are integrated into countless devices from leading customers, powering state-of-the-art audio-video installations, next-generation videoconferencing, and enabling the evolution of ADAS and autonomous driving. Pushing the boundaries of connectivity, Valens sets the standard everywhere it operates, and its technology forms the basis for the leading industry standards such as HDBaseT® and MIPI A-PHY. For more information, visit https://www.valens.com/.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding our anticipated future results, including financial results, currency exchange rates, and contract wins, and future economic and market conditions. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Valens Semiconductor’s (“Valens”) management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Valens Semiconductor.

These forward-looking statements are subject to a number of risks and uncertainties, including the cyclicality of the semiconductor industry; the effect of inflation and a rising interest rate environment on our customers and industry; the ability of our customers to absorb inventory; the effects of health epidemics, such as the recent global COVID-19 pandemic; the impact of the global pandemic caused by COVID-19 on our customers’ budgets and on economic conditions generally, as well as the length, severity of and pace of recovery following the pandemic; competition in the semiconductor industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors; if Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers’ demand; disruptions in relationships with any one of Valens’ key customers; any difficulty selling Valens’ products if customers do not design its products into their product offerings; Valens’ dependence on winning selection processes; even if Valens succeeds in winning selection processes for its products, Valens may not generate timely or sufficient net sales or margins from those wins; sustained yield problems or other delays in the manufacturing process of products; our ability to effectively manage, invest in, grow, and retain our sales force, research and development capabilities, marketing team and other key personnel; our ability to timely adjust product prices to customers following price increase by the supply chain; our ability to adjust our inventory level due to reduction in demand due to inventory buffers accrued by customers; our expectations regarding the outcome of any future litigation in which we are named as a party; our ability to adequately protect and defend our intellectual property and other proprietary rights; the market price and trading volume of the Valens ordinary shares may be volatile and could decline significantly; political, economic, governmental and tax consequences associated with our incorporation and location in Israel; and those factors discussed in Valens’ Form 20-F filed with the SEC on March 1, 2023 under the heading “Risk Factors,” and other documents of Valens filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Valens does not presently know or that Valens currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Valens’ expectations, plans or forecasts of future events and views as of the date of this press release. Valens anticipates that subsequent events and developments may cause Valens’ assessments to change. However, while Valens may elect to update these forward-looking statements at some point in the future, Valens specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Valens’ assessment as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Valens Semiconductor Media Contact:

Yoni Dayan

Head of Communications

Valens Semiconductor Ltd.

Yoni.dayan@valens.com

Valens Semiconductor Investor Contacts:

Daphna Golden

Vice President Investor Relations

Valens Semiconductor Ltd.

investors@valens.com

Moira Conlon

Financial Profiles, Inc.

US: +1 310-622-8220

Valens@finprofiles.com

SOURCE Valens Semiconductor